# SEC Schedule 13D/A (Amendment No. 49) — Beneficial ownership report by holders of more than 5% of a class

Issuer: G Willi Food International Ltd, CIK 0001030997
CUSIP: M52523103
Title of class of securities: Ordinary Shares, nominal value NIS 0.10 per share
Address of issuer's principal executive offices: 4 Nahal Harif St., Yavne, Israel (L3), 81224
Date of event which requires filing of this statement: 07/07/2025
Amends the filing with accession number 0001178913-14-002069
Filed by CIK 0001309858
Persons authorized to receive notices and communications: Yitschak Barabi, 4 Nahal Harif St., Yavne, Israel (L3), 81224, 972-8-932-1000

## Reporting persons
- Joseph Williger (CIK 0001311039): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 10,514,235; sole dispositive power 0; shared dispositive power 10,514,235; aggregate amount beneficially owned 10,514,235 (75.73% of the class)
  Comment: Rows (8) (10) and (11): Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), (ii) 771,075 Ordinary Shares held directly by B.S.D Crown LTD. ("B.S.D"), (iii) 130,751 Ordinary Shares held directly by Joseph Williger ("JW"), and (iv) 1,406,867 Ordinary Shares held directly by Zwi Williger ("ZW"). JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act. See Item 5. The beneficial ownership of the Ordinary Shares is further described in Item 5.
  
  Row (13): Based on 13,883,685 Ordinary Shares outstanding as of July 7, 2025 (as provided by the Issuer).
- Zwi Williger (CIK 0001311040): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 10,514,235; sole dispositive power 0; shared dispositive power 10,514,235; aggregate amount beneficially owned 10,514,235 (75.73% of the class)
  Comment: Rows (8) (10) and (11): Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), (ii) 771,075 Ordinary Shares held directly by B.S.D Crown LTD. ("B.S.D"), (iii) 130,751 Ordinary Shares held directly by Joseph Williger ("JW"), and (iv) 1,406,867 Ordinary Shares held directly by Zwi Williger ("ZW"). JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act. See Item 5. The beneficial ownership of the Ordinary Shares is further described in Item 5.
  
  Row (13): Based on 13,883,685 Ordinary Shares outstanding as of July 7, 2025 (as provided by the Issuer).
- B.S.D Crown LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,971,617; sole dispositive power 0; shared dispositive power 8,971,617; aggregate amount beneficially owned 8,971,617 (64.62% of the class)
  Comment: Rows (8) (10) and (11): Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL") and (ii) 771,075 Ordinary Shares held directly by B.S.D Crown LTD. ("B.S.D").
  
  Row (13): Based on 13,883,685 Ordinary Shares outstanding as of July 7, 2025 (as provided by the Issuer).
- Willifood Investments Ltd (CIK 0001309858): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,200,542; sole dispositive power 0; shared dispositive power 8,200,542; aggregate amount beneficially owned 8,200,542 (59.07% of the class)
  Comment: Row (13): Based on 13,883,685 Ordinary Shares outstanding as of July 7, 2025 (as provided by the Issuer). The beneficial ownership of the Ordinary Shares is further described in Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value NIS 0.10 per share
Name of issuer: G Willi Food International Ltd
Address of issuer's principal executive offices: 4 Nahal Harif St., Yavne, Israel (L3), 81224

## Item 2. Identity and Background
Name of person filing: This Amendment No. 49 to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. ("WIL"), B.S.D Crown LTD. ("B.S.D"), Joseph Williger ("JW") and Zwi Williger ("ZW") (the foregoing, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.
Present principal occupation or employment:
WIL is controlled by its majority shareholder, B.S.D (formerly known as Emblaze Ltd.), a company wholly owned by JW and his brother ZW

WIL, an Israeli company traded on the Tel Aviv Stock Exchange (symbol: WLFD), acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.

B.S.D, an Israeli private company, holds WIL shares. The business address of B.S.D is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.

JW is a citizen of Israel, is a director of B.S.D, director of WIL and the CEO of the Issuer. JW is a citizen of Israel and his principal employment is business management. The business address of JW is 76 Kaplan St., Herzliya 4674311, Israel.

ZW, the brother of JW, is a director of B.S.D, the Chairman of WIL and the Chairman of the Board of Directors of the Issuer. ZW is a citizen of Israel and his principal employment is business management. The business address of ZW is 7 Hashikma St., Savion, Israel.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From November 13 2024 until July 7, 2025 ZW purchased 176,431 Ordinary Shares of the Issuer for aggregate consideration of $3,237,146. ZW used his personal funds to acquire these Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,200,542 Ordinary Shares, or approximately 59.07% of the outstanding Ordinary Shares. Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D, which as of the date hereof directly owns 771,075 Ordinary Shares of the issuer. Accordingly, as of the date hereof, B.S.D may be deemed to beneficially own 8,971,617 Ordinary Shares (comprised of 771,075 Ordinary Shares held directly by B.S.D, and 8,200,542 Ordinary Shares held directly by WIL), or approximately 64.62% of the outstanding Ordinary Shares. Thus, as of the date hereof, B.S.D may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

As of the date hereof, JW directly owns though a wholly-owned company 135,751 Ordinary Shares and ZW directly owns though a wholly-owned company 1,406,867 Ordinary Shares. JW and ZW together own 100% of B.S.D shares and each be deemed to beneficially own 10,441,235 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL, 771,075 Ordinary Shares held directly by B.S.D, 130,751 Ordinary Shares held directly by JW and 1,406,867 Ordinary Shares held directly by ZW), or approximately 75.73% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Because JW and ZW are brothers, ZW serves as the Chairman of the Board of Directors of the Issuer, and JW serves as CEO of the Issuer, and JW and ZW together beneficially own 100% of the outstanding shares of B.S.D, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. However, ZW and JW have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in B.S.D, WIL or the Issuer, and they disclaim the existence of any such group
Number of shares as to which each person has sole or shared power to vote or dispose:
Except as set forth in the table below and as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares:

The following purchases were made by ZW using his personal funds: ZW purchased Ordinary Shares on the following dates and at the following prices per share:

on June 16, 2025, ZW purchased 1,147 Ordinary Shares at an average price of $16.25 per share; on June 17, 2025, ZW purchased 10,240 Ordinary Shares at an average price of $16.92 per share; on June 19, 2025, ZW purchased 5,000 Ordinary Shares at an average price of $17.22 per share; on June 23, 2025, ZW purchased 2,204 Ordinary Shares at an average price of $17.66 per share; on June 29, 2025, ZW purchased 1,000 Ordinary Shares at an average price of $18.72 per share; on June 30, 2025, ZW purchased 25,779 Ordinary Shares at an average price of $19.06 per share; on July 1, 2025, ZW purchased 34,014 Ordinary Shares at an average price of $19.18 per share; on July 3, 2025, ZW purchased 4,000 Ordinary Shares at an average price of $19.18 per share; on July 4, 2025, ZW purchased 5,000 Ordinary Shares at an average price of $19.16 per share; and on July 7, 2025, ZW purchased 73,000 Ordinary Shares at an average price of $19.62 per share.

On July 2, 2025, ZW sold 34,014 Ordinary Shares at an average price of $19.64 per share.

All transactions were made on The Tel Aviv Stock Exchange in New Israeli Shekels (NIS). The dollar average price for each day described above represents the dollar equivalent of the NIS average price based on The Bank of Israel representative rate of exchange as of the end of the relevant date.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D, "Material to be Filed as Exhibits" is amended and restated to read as follows:

Exhibits:

Number Description

99.1 Joint Filing Agreement among the Reporting Persons (incorporated by reference to Amendment No. 31 to Schedule 13D filed on August 3, 2017).

## Signatures
- Joseph Williger: /s/ Joseph Williger, Joseph Williger (07/08/2025)
- Zwi Williger: /s/ Zwi Williger, Zwi Williger (07/08/2025)
- B.S.D Crown LTD.: /s/ Joseph Williger, Joseph Williger, DIRECTOR (07/08/2025)
- Willifood Investments Ltd: /s/ Yitschak Barabi, Yitschak Barabi, CEO (07/08/2025)